October 10, 2024

Mark DyBul
Chief Executive Officer
Renovaro Biosciences Inc.
2080 Century Park East, Suite 906
Los Angeles, CA 90067

       Re: Renovaro Biosciences Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2023
           Filed October 2, 2023
           File No. 001-38758
Dear Mark DyBul:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences